May 3, 2012

Via Overnight Delivery

William H. Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-0405

Re: Amazon.com, Inc.

Form 10-K for Fiscal Year Ended December 31, 2011

Filed February 1, 2012

File No. 0-22513

Dear Mr. Thompson:

On behalf of Amazon.com, Inc., this responds to your letter of April 18, 2012, regarding our Annual Report on Form 10-K for the year ended December 31, 2011 (the “2011 10-K”). Each of your comments is set forth below, followed by our response.

Item 1A. Risk Factors, page 5

We Could be Harmed by Data Loss or Other Security Breaches, page 10

1. We note your response to comment one in our letter dated March 12, 2012. In order to place the risks described in this risk factor in appropriate context, in future filings please expand this risk factor to disclose that you have experienced cyber attacks and breaches.

Response

We continue to believe that the cyber attack experienced by Zappos is not covered by the Division of Corporate Finance’s Disclosure Guidance Topic No. 2 (Cybersecurity), which provides examples of risk factor disclosure in the context of a registrant that has experienced a material cyber attack. However, in light of the Staff’s comment, we will revise our disclosure in the risk factor captioned “We Could Be Harmed by Data Loss or Other Security Breaches” to read as set forth in our response to No. 2 below.

2. We note your response to comment two in our letter dated March 12, 2012. In future filings please expand your risk factor disclosure to describe how the third-party technology and systems you describe in your response fit into your business operations and confirm that the risks presented by your reliance on the third-party technology and systems are not distinct from the risks described in the first sentence of your risk factor or revise your risk factor to disclose any distinct risks.

Response

In future filings, we will revise our disclosure in the risk factor captioned “We Could Be Harmed by Data Loss or Other Security Breaches” to read as follows:

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“As a result of our services being web-based and the fact that we process, store and transmit large amounts of data, including personal information, for our customers, failure to prevent or mitigate data loss or other security breaches, including breaches of our vendors’ technology and systems, could expose us or our customers to a risk of loss or misuse of such information, adversely affect our operating results, result in litigation or potential liability for us and otherwise harm our business. ~~In addition, we rely on third party technology and systems in certain aspects of our businesses, including for encryption and authentication technology to securely transmit confidential information.~~ We use third party technology and systems for a variety of reasons, including, without limitation, encryption and authentication technology, employee email, content delivery to customers, back-office support and other functions. Some subsidiaries had past security breaches, and, although they did not have a material adverse effect on our operating results, there can be no assurance of a similar result in the future. Although we have developed systems and processes that are designed to protect customer information and prevent data loss and other security breaches, including systems and processes designed to reduce the impact of a security breach at a third party vendor, such measures cannot provide absolute security.”

Item 8. Financial Statements and Supplementary Data, page 34

Consolidated Statements of Operations, page 37

3. We reviewed your response to comment six in our letter dated March 12, 2012. Please tell us how outbound shipping charges related to commissions and service fees earned from seller services are classified. Please also tell us your consideration of presenting these shipping charges as a separate cost of services line item. Refer to Rule 5-03(b)2 of Regulation S-X.

Response

Outbound shipping charges related to commissions and service fees earned from seller services are classified within cost of sales within the Statements of Operations.

These outbound shipping charges are only incurred for the subset of our sellers who utilize our Fulfillment by Amazon program (“FBA”). Under this program, sellers’ products are stored in Amazon fulfillment centers in order to take advantage of our fulfillment infrastructure and allow their products to be eligible for Amazon promotional activities, including free shipping to Prime subscribers. These products are subject to the same inventory control, fulfillment and shipping processes as Amazon owned products; and for multiple item shipments are included in the same box as Amazon owned inventory. Therefore, we do not distinguish these costs from the costs of our product sales. Additionally, service sales represent a range of services in addition to third party seller fees, commissions and related shipping fees, including non-retail activities such as AWS, marketing and promotion activities, seller sites, and our co-branded credit card arrangements.

Conclusion

We hereby acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please contact me by email at shelleyr@amazon.com, by phone at (206) 266-5598 or by fax at (206) 266-7010.

Very truly yours,

/s/ Shelley Reynolds
Shelley Reynolds Vice President, Worldwide Controller and Principal Accounting Officer
Amazon.com, Inc.

cc:	Adam Phippen

Division of Corporation Finance

Audit Committee of the Amazon.com, Inc. Board of Directors

Jeffrey P. Bezos

President and Chief Executive Officer

Amazon.com, Inc.

Thomas J. Szkutak

Senior Vice President and Chief Financial Officer

Amazon.com Inc.

L. Michelle Wilson

Senior Vice President, General Counsel and Secretary

Amazon.com Inc.

Kathy Smith

Partner

Ernst & Young LLP

Ronald O. Mueller

Partner

Gibson, Dunn & Crutcher LLP

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